================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------


                                  SCHEDULE 13D
           Under the Securities Exchange Act of 1934 (Amendment No. 3)




                                 GRIST MILL CO.

                                (Name of Issuer)




      Common Stock, $0.10 Par Value (and Associates Stock Purchase Rights)

                         (Title of Class of Securities)




                                    398629204

                                 (CUSIP Number)





       M. Kelley Maggs                Copy to:          A. Winston Oxley
 International Home Foods, Inc.                       Vinson & Elkins L.L.P.
     1633 Littleton Road                             3700 Trammell Crow Center
 Parsippany, New Jersey 07054                            2001 Ross Avenue
        (973) 359-9920                                  Dallas, Texas 75201
                                                           (214) 220-7891

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)




                                 April 17, 1998

     (Date of Event which Requires Filing of this Statement on Schedule 13D)

================================================================================

CUSIP NO.                                                              398629204

--------------------------------------------------------------------------------
1   Name of Reporting Person                     IHF/GM Acquisition Corporation
    I.R.S. Identification No. of above
    person (entities only)
--------------------------------------------------------------------------------
2   Check the appropriate box if a member of a group                    (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC use only
--------------------------------------------------------------------------------
4   Source of Funds                                                   BK and AF
--------------------------------------------------------------------------------
5   Check box if disclosure of legal proceedings is required pursuant
    to items 2(d) or 2(e)                                                   [ ]
--------------------------------------------------------------------------------
6   Citizenship or place of organization                      State of Delaware
--------------------------------------------------------------------------------
                7   Sole Voting Power                                 6,860,692
  Number of
   Shares
Beneficially   -----------------------------------------------------------------
  Owned by      8   Shared Voting Power                                       0
   Each
 Reporting
  Person       -----------------------------------------------------------------
   With         9   Sole Dispositive Power                            6,860,692


               -----------------------------------------------------------------
               10   Shared Dispositive Power


--------------------------------------------------------------------------------
11   Aggregate amount beneficially owned by each reporting person     6,860,692
--------------------------------------------------------------------------------
12   Check box if the aggregate amount in row (11) excludes
     certain shares                                                         [ ]
--------------------------------------------------------------------------------
13   Percent of class represented by amount in row (7)                     100%
--------------------------------------------------------------------------------
14   Type of reporting person                                                CO
--------------------------------------------------------------------------------

CUSIP NO.                                                              398629204

--------------------------------------------------------------------------------
1   Name of Reporting Person                          IHF/GM Holding Corporation
    I.R.S. Identification No. of above
    person (entities only)
--------------------------------------------------------------------------------
2   Check the appropriate box if a member of a group                    (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC use only
--------------------------------------------------------------------------------
4   Source of Funds                                                   BK and AF
--------------------------------------------------------------------------------
5   Check box if disclosure of legal proceedings is required pursuant
    to items 2(d) or 2(e)                                                   [ ]
--------------------------------------------------------------------------------
6   Citizenship or place of organization                      State of Delaware
--------------------------------------------------------------------------------
                7   Sole Voting Power                                 6,860,692
  Number of
   Shares
Beneficially   -----------------------------------------------------------------
  Owned by      8   Shared Voting Power                                       0
   Each
 Reporting
  Person       -----------------------------------------------------------------
   With         9   Sole Dispositive Power                            6,860,692


               -----------------------------------------------------------------
               10   Shared Dispositive Power


--------------------------------------------------------------------------------
11   Aggregate amount beneficially owned by each reporting person     6,860,692
--------------------------------------------------------------------------------
12   Check box if the aggregate amount in row (11) excludes
     certain shares                                                         [ ]
--------------------------------------------------------------------------------
13   Percent of class represented by amount in row (7)                     100%
--------------------------------------------------------------------------------
14   Type of reporting person                                                CO
--------------------------------------------------------------------------------

CUSIP NO.                                                              398629204

--------------------------------------------------------------------------------
1   Name of Reporting Person                     International Home Foods, Inc.
    I.R.S. Identification No. of above
    person (entities only)
--------------------------------------------------------------------------------
2   Check the appropriate box if a member of a group                    (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC use only
--------------------------------------------------------------------------------
4   Source of Funds                                                   BK and AF
--------------------------------------------------------------------------------
5   Check box if disclosure of legal proceedings is required pursuant
    to items 2(d) or 2(e)                                                   [ ]
--------------------------------------------------------------------------------
6   Citizenship or place of organization                      State of Delaware
--------------------------------------------------------------------------------
                7   Sole Voting Power                                 6,860,692
  Number of
   Shares
Beneficially   -----------------------------------------------------------------
  Owned by      8   Shared Voting Power                                       0
   Each
 Reporting
  Person       -----------------------------------------------------------------
   With         9   Sole Dispositive Power                            6,860,692


               -----------------------------------------------------------------
               10   Shared Dispositive Power


--------------------------------------------------------------------------------
11   Aggregate amount beneficially owned by each reporting person     6,860,692
--------------------------------------------------------------------------------
12   Check box if the aggregate amount in row (11) excludes
     certain shares                                                         [ ]
--------------------------------------------------------------------------------
13   Percent of class represented by amount in row (7)                     100%
--------------------------------------------------------------------------------
14   Type of reporting person                                                CO
--------------------------------------------------------------------------------

CUSIP NO.                                                              398629204

--------------------------------------------------------------------------------
1   Name of Reporting Person     Hicks, Muse, Tate & Furst Equity Fund III, L.P.
    I.R.S. Identification No. of above
    person (entities only)
--------------------------------------------------------------------------------
2   Check the appropriate box if a member of a group                    (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC use only
--------------------------------------------------------------------------------
4   Source of Funds                                                          AF
--------------------------------------------------------------------------------
5   Check box if disclosure of legal proceedings is required pursuant
    to items 2(d) or 2(e)                                                   [ ]
--------------------------------------------------------------------------------
6   Citizenship or place of organization                      State of Delaware
--------------------------------------------------------------------------------
                7   Sole Voting Power                                 6,860,692
  Number of
   Shares
Beneficially   -----------------------------------------------------------------
  Owned by      8   Shared Voting Power                                       0
   Each
 Reporting
  Person       -----------------------------------------------------------------
   With         9   Sole Dispositive Power                            6,860,692


               -----------------------------------------------------------------
               10   Shared Dispositive Power


--------------------------------------------------------------------------------
11   Aggregate amount beneficially owned by each reporting person     6,860,692
--------------------------------------------------------------------------------
12   Check box if the aggregate amount in row (11) excludes
     certain shares                                                         [ ]
--------------------------------------------------------------------------------
13   Percent of class represented by amount in row (7)                     100%
--------------------------------------------------------------------------------
14   Type of reporting person                                                PN
--------------------------------------------------------------------------------

CUSIP NO.                                                              398629204

--------------------------------------------------------------------------------
1   Name of Reporting Person                               HM3/GP Partners, L.P.
    I.R.S. Identification No. of above
    person (entities only)
--------------------------------------------------------------------------------
2   Check the appropriate box if a member of a group                    (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC use only
--------------------------------------------------------------------------------
4   Source of Funds                                                          AF
--------------------------------------------------------------------------------
5   Check box if disclosure of legal proceedings is required pursuant
    to items 2(d) or 2(e)                                                   [ ]
--------------------------------------------------------------------------------
6   Citizenship or place of organization                          State of Texas
--------------------------------------------------------------------------------
                7   Sole Voting Power                                 6,860,692
  Number of
   Shares
Beneficially   -----------------------------------------------------------------
  Owned by      8   Shared Voting Power                                       0
   Each
 Reporting
  Person       -----------------------------------------------------------------
   With         9   Sole Dispositive Power                            6,860,692


               -----------------------------------------------------------------
               10   Shared Dispositive Power


--------------------------------------------------------------------------------
11   Aggregate amount beneficially owned by each reporting person     6,860,692
--------------------------------------------------------------------------------
12   Check box if the aggregate amount in row (11) excludes
     certain shares                                                         [ ]
--------------------------------------------------------------------------------
13   Percent of class represented by amount in row (7)                     100%
--------------------------------------------------------------------------------
14   Type of reporting person                                                PN
--------------------------------------------------------------------------------

CUSIP NO.                                                              398629204

--------------------------------------------------------------------------------
1   Name of Reporting Person                  Hicks, Muse GP Partners III, L.P.
    I.R.S. Identification No. of above
    person (entities only)
--------------------------------------------------------------------------------
2   Check the appropriate box if a member of a group                    (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC use only
--------------------------------------------------------------------------------
4   Source of Funds                                                          AF
--------------------------------------------------------------------------------
5   Check box if disclosure of legal proceedings is required pursuant
    to items 2(d) or 2(e)                                                   [ ]
--------------------------------------------------------------------------------
6   Citizenship or place of organization                         State of Texas
--------------------------------------------------------------------------------
                7   Sole Voting Power                                 6,860,692
  Number of
   Shares
Beneficially   -----------------------------------------------------------------
  Owned by      8   Shared Voting Power                                       0
   Each
 Reporting
  Person       -----------------------------------------------------------------
   With         9   Sole Dispositive Power                            6,860,692


               -----------------------------------------------------------------
               10   Shared Dispositive Power


--------------------------------------------------------------------------------
11   Aggregate amount beneficially owned by each reporting person     6,860,692
--------------------------------------------------------------------------------
12   Check box if the aggregate amount in row (11) excludes
     certain shares                                                         [ ]
--------------------------------------------------------------------------------
13   Percent of class represented by amount in row (7)                     100%
--------------------------------------------------------------------------------
14   Type of reporting person                                                PN
--------------------------------------------------------------------------------

CUSIP NO.                                                              398629204

--------------------------------------------------------------------------------
1   Name of Reporting Person                 Hicks, Muse Fund III, Incorporated
    I.R.S. Identification No. of above
    person (entities only)
--------------------------------------------------------------------------------
2   Check the appropriate box if a member of a group                    (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC use only
--------------------------------------------------------------------------------
4   Source of Funds                                                          AF
--------------------------------------------------------------------------------
5   Check box if disclosure of legal proceedings is required pursuant
    to items 2(d) or 2(e)                                                   [ ]
--------------------------------------------------------------------------------
6   Citizenship or place of organization                         State of Texas
--------------------------------------------------------------------------------
                7   Sole Voting Power                                 6,860,692
  Number of
   Shares
Beneficially   -----------------------------------------------------------------
  Owned by      8   Shared Voting Power                                       0
   Each
 Reporting
  Person       -----------------------------------------------------------------
   With         9   Sole Dispositive Power                            6,860,692


               -----------------------------------------------------------------
               10   Shared Dispositive Power


--------------------------------------------------------------------------------
11   Aggregate amount beneficially owned by each reporting person     6,860,692
--------------------------------------------------------------------------------
12   Check box if the aggregate amount in row (11) excludes
     certain shares                                                         [ ]
--------------------------------------------------------------------------------
13   Percent of class represented by amount in row (7)                     100%
--------------------------------------------------------------------------------
14   Type of reporting person                                                CO
--------------------------------------------------------------------------------

CUSIP NO.                                                              398629204

--------------------------------------------------------------------------------
1   Name of Reporting Person                                    Thomas O. Hicks
    I.R.S. Identification No. of above
    person (entities only)
--------------------------------------------------------------------------------
2   Check the appropriate box if a member of a group                    (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC use only
--------------------------------------------------------------------------------
4   Source of Funds                                                          AF
--------------------------------------------------------------------------------
5   Check box if disclosure of legal proceedings is required pursuant
    to items 2(d) or 2(e)                                                   [ ]
--------------------------------------------------------------------------------
6   Citizenship or place of organization                      State of Delaware
--------------------------------------------------------------------------------
                7   Sole Voting Power                                 6,860,692
  Number of
   Shares
Beneficially   -----------------------------------------------------------------
  Owned by      8   Shared Voting Power                                       0
   Each
 Reporting
  Person       -----------------------------------------------------------------
   With         9   Sole Dispositive Power                            6,860,692


               -----------------------------------------------------------------
               10   Shared Dispositive Power


--------------------------------------------------------------------------------
11   Aggregate amount beneficially owned by each reporting person     6,860,692
--------------------------------------------------------------------------------
12   Check box if the aggregate amount in row (11) excludes
     certain shares                                                         [ ]
--------------------------------------------------------------------------------
13   Percent of class represented by amount in row (7)                     100%
--------------------------------------------------------------------------------
14   Type of reporting person                                                IN
--------------------------------------------------------------------------------

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is amended to read as follows:

         (a), (b) and (c)

         On March 10, 1998, IHF/GM Holding Corporation, a Delaware corporation ("Parent"), IHF/GM Acquisition Corporation, a Delaware corporation ("Purchaser"), a direct wholly owned subsidiary of Parent and an indirect wholly owned subsidiary of International Home Foods, Inc., a Delaware corporation ("IHF"), IHF and Grist Mill Co., a Delaware corporation ("Grist Mill"), entered into an Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the terms of the Merger Agreement, Purchaser has completed its cash tender offer (the "Offer") to purchase all the outstanding shares of common stock, par value $.10 per share ("Common Stock"), of Grist Mill at a price of $14.50 per share. A total of 6,198,840 shares of Common Stock were tendered pursuant to the Offer (including 140,032 shares of Common Stock subject to guarantees of delivery), which expired at midnight, New York City time on Monday, April 13, 1998. All such tendered shares of Common Stock were accepted for payment by Purchaser. Also pursuant to the terms of the Merger Agreement, on April 17, 1998 Purchaser was merged (the "Merger") with and into Grist Mill. As a result of the Merger,
(i) all shares of Common Stock not acquired pursuant to the Offer were converted into the right to receive $14.50 per share (subject to the holders right of appraisal under Delaware law) and (ii) Grist Mill has become an indirect wholly owned subsidiary of International Home Foods.

         Purchaser, Parent and IHF are the beneficial owners of the foregoing shares of Common Stock. Hicks, Muse, Tate & Furst Equity Fund III, L.P. ("Fund III") holds a majority of the outstanding shares of common stock of IHF. HM3/GP Partners, L.P. is the general partner of Fund III. Hicks, Muse GP Partners III, L.P. is the general partner of HM3/GP Partners, L.P. Hicks, Muse Fund III, Incorporated ("Fund III Inc.") is the general partner of Hicks Muse GP Partners III, L.P. Mr. Hicks is a controlling person, the Chairman of the Board and the Chief Executive Officer of Fund III Inc. Each of Fund III, HM3/GP Partner, L.P., Hicks, Muse GP Partner III, L.P., Fund III Inc. and Mr. Hicks may be deemed beneficial owners of the shares of Common Stock beneficially owned by Purchaser, Parent and IHF. However, each of Fund III, HM3/GP Partner, L.P., Hicks, Muse GP Partner III, L.P., Fund III Inc. and Mr. Hicks disclaims beneficial ownership of the shares of Common Stock beneficially owned by Purchaser, Parent and IHF.

         Each reporting person has the sole power to vote, or direct the vote of, and to dispose of, or direct the disposition of, the shares of Common Stock beneficially owned.

         (d)      None.

         (e)      Not applicable.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  April 20, 1998                   IHF/GM ACQUISITION CORPORATION


                                         By:/s/ ANDREW S. ROSEN
                                            -----------------------------------
                                              Andrew S. Rosen
                                              Vice President


                                         IHF/GM HOLDING CORPORATION


                                         By: /s/ ANDREW S. ROSEN
                                            -----------------------------------
                                              Andrew S. Rosen
                                              Vice President


                                         INTERNATIONAL HOME FOODS, INC.


                                         By: /s/ ANDREW S. ROSEN
                                            -----------------------------------
                                              Andrew S. Rosen
                                              Vice President


                                         HICKS, MUSE, TATE & FURST EQUITY
                                         FUND III, L.P.
                                         By:  HM3/GP Partners, L.P.
                                         By:  Hicks, Muse GP Partners III, L.P.
                                         By:  Hicks, Muse Fund III, Incorporated


                                         By: /s/ ANDREW S. ROSEN
                                            -----------------------------------
                                              Andrew S. Rosen
                                              Vice President


                                         HM3/GP PARTNERS, L.P.
                                         By:  Hicks, Muse GP Partners III, L.P.
                                         By:  Hicks, Muse Fund III, Incorporated


                                         By: /s/ ANDREW S. ROSEN
                                            -----------------------------------
                                              Andrew S. Rosen
                                              Vice President

                                         HICKS, MUSE GP PARTNERS III, L.P.
                                         By:  Hicks, Muse Fund III, Incorporated


                                         By: /s/ ANDREW S. ROSEN
                                            -----------------------------------
                                              Andrew S. Rosen
                                              Vice President


                                         HICKS, MUSE FUND III, INCORPORATED


                                         By: /s/ ANDREW S. ROSEN
                                            -----------------------------------
                                              Andrew S. Rosen
                                              Vice President


                                         THOMAS O. HICKS


                                         By: /s/ DAVID W. KNICKEL
                                            -----------------------------------
                                              David W. Knickel
                                              Attorney-in-Fact